U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING

                                   FORM 12b-25

                 Sec. File Number 0-9624 Cusip Number 460491 80 6

 [Check One]: [X] Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form -SAR

                       For the Period Ended: June 30, 2003
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                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form -SAR

              For the Transition Period Ended _____________________
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             Read Instructions (on back page) Before Preparing Form.
                              Please Print or Type
   Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein
      If the notification relates to a portion of the filing checked above, identify the Item[s] to which the notification relates:
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PART I - REGISTRANT INFORMATION
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                   International Thoroughbred Breeders, Inc.
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Full Name of Registrant
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Former Name If Applicable
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                        211 Benigno Boulevard, Suite 210
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Address of Principal Executive Office (Street and Number)

                               Bellmawr, NJ 08031
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City, State and Zip Code

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PART II - RULES 12b-25[b] and [c]
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25[b], the following should be completed.
                           [Check box if appropriate]

[X] [a] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

[X] [b] The subject annual report, semi-annual report, transition report on From 10-K, Form 2-F, Form 11-K, Form -SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] [c] The accountant's statement or other exhibit required by Rule 12b-25[c] has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q or -SAR or the transition report or portion thereof, could not be filed within the prescribed time period.{Attach Extra Sheet if Needed} SEE ATTACHED
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PART IV - OTHER INFORMATION
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     [1]  Name and  telephone  number  of person  to  contact  in regard to this notification

             Francis W. Murray             856                931-8163
             -----------------       ---------------       ---------------
                   [Name]              [Area Code]         [Telephone No.]

     [2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 10 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no, identify report [s].
          [ X ] Yes [ ] No

     [3] It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

          If  so,  attach  an  explanation  of  the   anticipated   change  both
          narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                    International Thoroughbred Breeders, Inc.
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                  [Name of Registrant as Specified in Charter]

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   September 29, 2003           By/s/ Francis W. Murray
                                          -----------------
                                          President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
            Intentional misstatements or omissions of fact constitute
                 Federal Criminal Violation [See 18 U.S.C. 1001]

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 [17CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

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                    International Thoroughbred Breeders, Inc.

                                   Form 12b-25

                    Form 10-K for Period Ended June 30, 2003


Part III - Narrative

     As reported in the January 6, 2003 filing on Form 8-K, on January 3, 2003 the Company's subsidiary, ITG-Vegas, Inc. filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Court for the Southern District of Florida, Palm Beach Division in re: ITG- Vegas, Inc., Case No. 03-30038 (BKC-PGH), January 3, 2003.

     The Registrant is unable to complete the preparation of the Form 10-K report on a timely basis due to the additional work required and preparation of various additional accounting reports as a result of the bankruptcy filing.

Part IV - Other Information

     (3) For the Fiscal year ended June 30, 2003, the Registrant anticipates reporting income, subject to audit, in the range of $5,000,000 to $5,200,000 or Net Income of between $0.51 and $0.53 per share as compared to Net Income reported in Fiscal 2002 of $1,982,603 or $0.17 per share. The change from the prior fiscal year is primarily the result of: (a) an increase of approximately $4,000,000 in Net Income from the bareboat charter operation of an offshore gaming vessel, the M/V Palm Beach Princess and (b) a decrease in corporate general and administrative expenses of approximately $700,000, partially offset by (a) approximately $850,000 for legal and administrative expenses in connection with the Company's subsidiary bankruptcy filing; and (b) an increase of approximately $1,000,000 for interest and financing expenses primarily in connection with interest paid on the purchase of the ship mortgage from the Chapter 11 Trustee of the Bankruptcy Estate of Robert E. Brennan.

     The Company's continued operation of the Palm Beach Princess is subject to the successful emergence from its subsidiary's Chapter 11 bankruptcy. On September 12, 2003, the United States Bankruptcy Court for the Southern District of Florida (Palm Beach Division) issued an order confirming the Amended Joint Chapter 11 Plan of Reorganization (the "Plan") in the Chapter 11 Cases of ITG Vegas, Inc., the Registrant's wholly owned subsidiary, and an affiliated entity, MJQ Corporation (the sole stockholder of which is Francis W. Murray, the Registrant's Chairman and Chief Executive Officer) as more fully described in the Company's Form 8-K filed with the Commission on September 22, 2003.

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